Filed by Forest City Realty Trust, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Forest City Realty Trust, Inc.
(Commission File No. 001-37671)
Date: January 31, 2017

AT THE COMPANY:	ON THE WEB
Mike Lonsway	www.forestcity.net
Senior Vice President – Planning
216-416-3325

Jeff Linton
Senior Vice President – Corporate Communication
216-416-3558

Forest City Issues Statement

CLEVELAND - January 31, 2017 - Forest City Realty Trust, Inc., (NYSE: FCEA and FCEB) (“Forest City” or the “Company”) today issued the following statement in response to the open letter issued by Land and Buildings Investment Management LLC:

Forest City is committed to acting in the best interests of the Company and its shareholders and values feedback from all shareholders. Following discussions with and input from the Company’s largest shareholders, the Board and management team took significant steps to enhance the Company’s corporate governance by entering into agreements to declassify its common equity, appoint two new independent directors and adopt a majority voting standard for the election of directors.

Following Forest City’s press release announcing these corporate governance changes on December 6, 2016, including a proposal to eliminate the Company’s dual-class share structure, Land & Buildings purchased less than 1% of Forest City’s outstanding Class A Common Stock and submitted a notice of its intent to nominate three individuals for the election of Class A Directors to the Forest City Board of Directors at the Company’s 2017 Annual Meeting, the last day that shareholders could legally submit proposals to the Company. Land & Buildings made no attempt to engage with management on this issue prior to the submission of their candidates and requested priority and approval rights over other shareholders.

After their submission, Company management met with Land & Buildings to discuss their proposed candidates and Land & Buildings indicated that although their candidates were qualified, that there were a number of other industry executives they believed to be better candidates than their own nominees. Land & Buildings provided a list of 11 additional potential board candidates. Consistent with our fiduciary duties and as communicated in our numerous conversations with the firm’s Founder and CIO, Jonathan Litt, Land & Buildings’ formal and informal nominees will be vetted and considered in the search process for two new, independent directors.

We are surprised that after working with our shareholders and announcing our governance enhancements, which were well received by shareholders, and prior to learning who Forest City’s new independent director nominees will be, Land & Buildings would choose this counterproductive path. Forest City has articulated and is executing on a strategic plan to build a strong sustainable capital structure, focus on core markets and products, and achieve operational excellence. Moving forward, Forest City will continue to make decisions and take actions that are in the best interests of the Company’s shareholders. The Company looks forward to continuing its open, constructive dialogue with shareholders as it executes its strategic plan to create shareholder value.

As previously announced on December 6, 2016, Forest City entered into an agreement to eliminate the Company’s dual-class share structure and also announced a number of other corporate governance enhancements and Board changes. As part of these Board changes, Bruce C. Ratner has stepped down from the Board. In addition, Stan Ross has decided not to stand for re-election at the Company’s 2017 Annual Meeting. The Company intends to fill these two board vacancies with new, independent directors and has retained Ferguson Partners Ltd. to lead the search for highly qualified candidates.

The Company also announced the retirement of Charles Ratner from the Company and as Executive Chairman of the Forest City Board, and the appointment of James A. Ratner as non-executive Chairman of the Forest City Board, succeeding Charles Ratner as of year-end 2016. Following these actions, the Board will be comprised of thirteen directors, eight of whom will be independent, one of whom will be the President and Chief Executive Officer, and four of whom will be members of the founding family, the Company’s largest non-institutional shareholder. Furthermore, the Company announced plans to implement a majority voting standard in the election of directors following the 2017 Annual Meeting.

About Forest City
Forest City Realty Trust, Inc. is an NYSE-listed national real estate Company with $8.6 billion in consolidated assets. The Company is principally engaged in the ownership, development, management and acquisition of commercial and residential real estate throughout the United States. For more information, visit www.forestcity.net.

Forward-Looking Statements
This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to future, not past, events and often address our expected future actions and expected future business and financial performance. Forward-looking statements may be identified by the use of words, such as “potential”, “expect”, “intend”, “plan”, “may”, “subject to”, “continues”, “if” and similar words and phrases. These forward-looking statements are not guarantees of future events and involve risks, uncertainties and assumptions that are difficult to predict. All statements regarding the reclassification and expected associated costs and benefits, the likelihood of satisfaction of certain conditions to the completion of the reclassification, whether and when the reclassification will be completed and expected future financial performance are forward looking.  Discussions of strategies, plans or intentions often contain forward-looking statements. Actual results, developments and business decisions may differ materially from those expressed or implied by such forward-looking statements. Important factors, among others, that could cause the Company’s actual results and future actions to differ materially from those described in forward-looking statements include, but are not limited to: failure to receive the requisite approval of its shareholders necessary to achieve the previously announced reclassification transaction, any other delays with respect to, or the failure to complete, the reclassification, the ability to carry out future transactions and strategic investments, as well as the acquisition related costs, and unanticipated difficulties realizing expected benefits anticipated when entering into a transaction. These risks and uncertainties, as well as others, are discussed in more detail in our documents filed with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2015, our quarterly reports on Form 10-Q, and our Current Reports on Form 8-K. We expressly disclaim any obligation to update any forward-looking statement contained in this document to reflect events or circumstances that may arise after the date hereof, all of which are expressly qualified by the foregoing, other than as required by applicable law.

Important Additional Information
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Company’s 2017 Annual Meeting, the Company intends to file with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4, which will contain a proxy statement/prospectus. Shareholders are urged to read the proxy statement/prospectus when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about the Company, without charge, at the SEC’s website, www.sec.gov, and on the Investor Relations page of the Company’s website at http://ir.forestcity.net/.

Participants In The Solicitation
The directors and executive officers of the Company and other persons may be deemed to be participants in the solicitation of proxies from shareholders in respect of the matters to be considered at the Company’s 2017 Annual Meeting, including the reclassification transaction. Information regarding the Company’s directors and executive officers is available in the Company’s most recent proxy statement, dated April 7, 2016, for the Annual Meeting of Shareholders held on May 25, 2016, which was filed with the SEC on April 7, 2016, and the Company’s other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the proxy statement/prospectus when it becomes available.